

Poppytots is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Women-ownedMinority-owned
Poppytots

Play Cafe

1559 So. Novato Blvd, C-1
Novato, CA 94947
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Poppytots is seeking investment to open a brick and mortar location.
This is a preview. It will become public when you start accepting investment.
OUR STORY

Poppytots is a children's party rental service that offers soft playgrounds, ball pits and bounce houses specifically for kids 5 and under.

Since its inception in 2020, Poppytots has more than doubled its number of bookings each year
On pace to exceed projections YTD, closing the first half of 2022 with over 140 completed bookings and over 70 deposited reservations through
July thus far.
Poppytots is now ready to expand our offerings to a brick and mortar location to better serve the community and fill a much needed void for parents
in the area
This is a preview. It will become public when you start accepting investment.
TARGET MARKET

Poppytots Play Cafe will focus on marketing to parents of children 5 and under, as well as those expecting new babies. It will have a special focus on
parents who spend the majority of their time during the day at home with their kids, either acting as full time caregivers or working from home.
We're well positioned to serve a local market of new parents, with little local competition.

The average family income within Novato, CA is $101,000. Target market is the stay-at-home or work-from-home parent within these households,
along with their caregivers.
5% of the population in Novato are children under 5- that's 2,750 kids, not counting thousands more in the larger Bay Area.
Poppytots Play Cafe's market advantage lies in the uniqueness of our service, giving it full market share for this type of business.
Two nearby competitors are ~20 minutes away, with slightly different offerings, leaving much room for opportunity in our location
This is a preview. It will become public when you start accepting investment.
INVESTMENT OPPORTUNITY

Funds raised will go towards building out our physical location. Since its inception in 2020, Poppytots has more than doubled its number of
bookings each year and continues to exceed projections YTD, closing the first half of 2022 with over 140 completed bookings and over 70
deposited reservations through July thus far.. We believe that this traction puts us in a good position to establish our brick and mortar.

We project that most revenue will come from private parties and drop ins, with additional revenue streams coming in from retail sales, special
events, and membership sales.
Main startup costs include a full renovation and purchase of play equipment
We anticipate an average of $27,000 in monthly revenue starting out
This is a preview. It will become public when you start accepting investment.
OUR OFFERINGS

Poppytots currently offers high-end, safe, clean play rentals like bounce castles, ball pits, and soft play- and while these offerings primarily appeal to parents, they're popular with weddings and other events as well. Poppytots Play Cafe will build on our success in play equipment, and add a party/event space and a cafe where parents and caregivers can enjoy their time.

Cafe | we aim to provide a relaxing, coffeehouse-like space where adults can recharge with a cup of coffee, and even get a bit of work done while kids play in a safe environment.

Private Parties | ranging from "DIY" to "VIP," party planning services and space rentals can fit a variety of budgets and needs. Parties include 2 hours of play for 10-12 kids, with the option to include food, drinks, extra play time, photography services, and even crafts.

Special Events | we'll curate community-focused events like Mommy and Me class, yoga, holiday fairs and vendor spotlights, seasonal photoshoots, and "party with a princess or hero" days

Memberships | our membership model will allow families greater flexibility and extra perks

THE TEAM

Tracy Pointer

Owner

BUSINESS PLAN

This is a preview. It will become public when you start accepting investment.

PARTY RENTAL GALLERY

Previous

Next

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Final push to open doors $18,800

Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$335,000	$368,500	$394,295	$414,009	$426,429
Cost of Goods Sold	$11,100	$12,210	$13,064	$13,717	$14,128
Gross Profit	$323,900	$356,290	$381,231	$400,292	$412,301

EXPENSES

Rent	$50,004	$51,254	$52,535	$53,848	$55,194
Utilities	$6,600	$6,765	$6,934	$7,107	$7,284
Salaries	$73,752	$81,127	$86,805	$91,145	$93,879
Insurance	$12,960	$13,284	$13,616	$13,956	$14,304
Repairs & Maintenance	$7,200	$7,380	$7,564	$7,753	$7,946
POS system & fees	$13,800	$14,145	$14,498	$14,860	$15,231
Operating Profit	$159,584	$182,335	$199,279	$211,623	$218,463

This information is provided by Poppytots. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

Poppytots Play Cafe Business Plan.pdf

Poppytots Play Cafe Financial Model.xlsx

Investment Round Status

Target Raise $20,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends July 22nd, 2022

Summary of Terms

Legal Business Name Poppytots LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

2×

Investment Multiple 1.6×

Business's Revenue Share 2%-6%

Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
No operating history

Poppytots was established in 2022 Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Poppytots to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Poppytots operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Poppytots competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Poppytots's core business or the inability to compete successfully against the with other competitors could negatively affect Poppytots's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Poppytots's management or vote on and/or influence any managerial decisions regarding Poppytots. Furthermore, if the founders or other key personnel of Poppytots were to leave Poppytots or become unable to work, Poppytots (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Poppytots and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Poppytots is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Poppytots might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Poppytots is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Poppytots

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Poppytots's financial performance or ability to continue to operate. In the event Poppytots ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Poppytots nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Poppytots will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Poppytots is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Poppytots will carry some insurance, Poppytots may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Poppytots could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Poppytots's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Poppytots's management will coincide: you both want Poppytots to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Poppytots to act conservative to make sure they are best equipped to repay the Note obligations, while Poppytots might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Poppytots needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Poppytots or management), which is responsible for monitoring Poppytots's compliance with the law. Poppytots will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Poppytots is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Poppytots fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Poppytots, and the revenue of Poppytots can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Poppytots to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Poppytots. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us
Blog
Press
FAQ
Referral Program
Business Resource Center
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.